UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

EnLink Midstream Partners, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

29336U107

(CUSIP Number)

Global Infrastructure Management LLP

Attention: Joseph Blum

1345 Avenue of the Americas, 30th Floor,

New York, New York 10105

(212) 315-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 18, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29336U107		13D

1	Names of Reporting Persons Global Infrastructure Investors III, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 183,189,051

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 183,189,051

11	Aggregate Amount Beneficially Owned by Each Reporting Person 183,189,051

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 52.3%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 29336U107		13D

1	Names of Reporting Persons Global Infrastructure GP III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 183,189,051

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 183,189,051

11	Aggregate Amount Beneficially Owned by Each Reporting Person 183,189,051

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 52.3%

14	Type of Reporting Person PN

CUSIP No. 29336U107		13D

1	Names of Reporting Persons GIP III Stetson Aggregator II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 183,189,051

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 183,189,051

11	Aggregate Amount Beneficially Owned by Each Reporting Person 183,189,051

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 52.3%

14	Type of Reporting Person PN

CUSIP No. 29336U107		13D

1	Names of Reporting Persons GIP III Stetson Aggregator I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 183,189,051

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 183,189,051

11	Aggregate Amount Beneficially Owned by Each Reporting Person 183,189,051

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 52.3%

14	Type of Reporting Person PN

CUSIP No. 29336U107		13D

1	Names of Reporting Persons GIP III Stetson GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 183,189,051

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 183,189,051

11	Aggregate Amount Beneficially Owned by Each Reporting Person 183,189,051

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 52.3%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 29336U107		13D

1	Names of Reporting Persons GIP III Stetson I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 183,189,051

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 183,189,051

11	Aggregate Amount Beneficially Owned by Each Reporting Person 183,189,051

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 52.3%

14	Type of Reporting Person PN

CUSIP No. 29336U107		13D

1	Names of Reporting Persons EnLink Midstream Manager, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 88,528,451

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 88,528,451

11	Aggregate Amount Beneficially Owned by Each Reporting Person 88,528,451

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 25.3%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 29336U107		13D

1	Names of Reporting Persons EnLink Midstream, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 88,528,451

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 88,528,451

11	Aggregate Amount Beneficially Owned by Each Reporting Person 88,528,451

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 25.3%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 29336U107		13D

1	Names of Reporting Persons EnLink Midstream, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,280,252

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,280,252

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,280,252

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.8%

14	Type of Reporting Person CO

CUSIP No. 29336U107		13D

1	Names of Reporting Persons Acacia Natural Gas Corp I, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 68,248,199

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 68,248,199

11	Aggregate Amount Beneficially Owned by Each Reporting Person 68,248,199

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 19.5%

14	Type of Reporting Person CO

CUSIP No. 29336U107	13D

Item 1.                           Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Units Representing Limited Partnership Interests (the “Common Units”) of EnLink Midstream Partners, LP, a Delaware limited partnership (the “Issuer”) whose principal executive offices are located at 1722 Routh St., Suite 1300, Dallas, Texas 75201.

Item 2.                            Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Global Infrastructure Investors III, LLC (“Global Investors”),

Global Infrastructure GP III, L.P. (“Global GP”),

GIP III Stetson Aggregator II, L.P. (“Aggregator II”),

GIP III Stetson Aggregator I, L.P. (“Aggregator I”),

GIP III Stetson GP, LLC (“Stetson GP”),

GIP III Stetson I, L.P. (“Stetson I”),

EnLink Midstream Manager, LLC (“EnLink Midstream Manager”),

EnLink Midstream, LLC (“EnLink Midstream”),

EnLink Midstream, Inc. (“EMI”) and

Acacia Natural Gas Corp I, Inc. (“Acacia”).

Global GP is organized under the laws of the Cayman Islands. Each of the other Reporting Persons is organized under the laws of the State of Delaware. The business address of each of EnLink Midstream Manager, EnLink Midstream, EMI and Acacia is 1722 Routh Street, Suite 1300, Dallas, Texas 75201. The business address of each of the other Reporting Persons is c/o Global Infrastructure Management, LLC, 1345 Avenue of the Americas, 30th Floor, New York, New York 10105. The principal business of each of Global Investors, Global GP, Aggregator II, Aggregator I, Stetson GP and Stetson I is investing in securities, including of the Issuer. The principal business of each of EnLink Midstream Manager, EnLink Midstream, EMI and Acacia is holding equity securities and directing and managing the business operations of the entities in which it holds such equity securities.

Information with respect to the directors and officers of Global Investors, Stetson GP, EnLink Midstream Manager, EMI and Acacia (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and citizenship is listed on the attached Schedule A, which is incorporated herein by reference. EnLink Midstream has no officers or directors and is managed by EnLink Midstream Manager.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Consideration.

In connection with the closing of the transactions contemplated by the purchase agreement, dated as of June 5, 2018, by and among Devon Gas Services, L.P., Southwestern Gas

CUSIP No. 29336U107	13D

Pipeline, L.L.C., EnLink Midstream Manager, acting solely in its individual capacity and not in its capacity as managing member of EnLink Midstream, Stetson I, GIP III Stetson II, L.P. (“Stetson II”) and, solely for certain purposes described therein, Devon Energy Corporation (the “Purchase Agreement”) as described in Item 4 herein, for aggregate consideration of $3,125,000,000, Southwestern Gas Pipeline, L.L.C. transferred 7,531,883 Common Units to Stetson I and Devon Gas Services, L.P. transferred (i) 115,495,669 common units representing limited liability company interests of EnLink Midstream to Stetson II and (ii) 87,128,717 Common Units and all of the outstanding limited liability company interests of EnLink Midstream Manager to Stetson I.

To fund a portion of the closing consideration, on July 18, 2018 Stetson I and Stetson II, as borrowers, and GIP III Stetson Holdings I, L.P. and GIP III Stetson Holdings II, L.P., as guarantors and pledgors, entered into a Credit Agreement (as amended to date, the “Credit Agreement”) with Goldman Sachs Lending Partners LLC, as Administrative Agent and Lender. As security for their obligations under the Credit Agreement, Stetson I and Stetson II pledged all of their Common Units, common units representing limited liability company interests of EnLink Midstream and limited liability company interests of EnLink Midstream Manager (collectively, the “Pledged Units”). All voting rights and rights to receive dividends or distributions with respect to the Pledged Units will remain with Stetson I and Stetson II unless an event of default under the Credit Agreement has occurred and is continuing.

Stetson I obtained the remainder of the funds to purchase the Common Units through a capital contribution from its partners.

Item 4.                                 Purpose of Transaction.

Purchase Agreement

On July 18, 2018, Stetson I purchased 94,660,600 Common Units and all of the outstanding limited liability company interests in EnLink Midstream Manager pursuant to the Purchase Agreement. EnLink Midstream Manager is the managing member of EnLink Midstream, which is the sole shareholder of each of Acacia and EMI. Acacia and EMI are the record holders of 68,248,199 and 20,280,252 Common Units, respectively, resulting in Stetson I beneficially owning 183,189,051 Common Units in the aggregate as a result of the transactions contemplated by the Purchase Agreement (the “Unit Purchase”).

Director Designation Rights

Pursuant to the Fourth Amended and Restated Limited Liability Company Agreement of the General Partner (the “GP LLC Agreement”), EMI has the right to elect the members of the board of directors (the “Board”) of EnLink Midstream GP, LLC, the general partner of the Issuer (the “General Partner”); provided that one member of the Board of the General Partner shall be elected or approved pursuant to that certain Board Representation Agreement dated as of January 7, 2016 (the “Board Representation Agreement”), to which the General Partner and EMI are parties. In addition, under the GP LLC Agreement, Stetson I has the power to modify the numbers of votes allocated to any director (other than an independent director), which allocation may be disproportionate among the directors so long as each director has at least one vote. Following the completion of the Unit Purchase, Stetson I caused EMI to appoint William J.

CUSIP No. 29336U107	13D

Brilliant, William A. Woodburn and Matthew C. Harris as members of the Board of the General Partner. Barry E. Davis, Leldon E. Echols, Michael J. Garberding, Scott A. Griffiths, Christopher Ortega and Kyle D. Vann will continue to serve on the Board of the General Partner.

Amended MLP LPA

The Ninth Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the “Amended MLP LPA”), contains various provisions with respect to the Common Units governing, among other matters, voting, distributions, transfers, the General Partner’s limited call right and allocations of profits and losses to the partners, including Stetson I.

Unitholder Agreement

Upon consummation of the Unit Purchase, Stetson I and the Issuer executed a joinder to the Unitholder Agreement, dated as of March 7, 2014, by and among Devon Energy Corporation, Devon Gas Corporation, Devon Gas Services, L.P., Southwestern Gas Pipeline, Inc. and the Issuer (the “Unitholder Agreement”). Pursuant to the Unitholder Agreement, the Issuer has granted Stetson I certain demand and piggyback registration rights with respect to the Common Units. Such rights will terminate once Stetson I and its affiliates cease to hold any Registrable Securities (as defined in the Unitholder Agreement).

The foregoing descriptions of the Purchase Agreement, GP LLC Agreement, Board Representation Agreement, Amended MLP LPA and Unitholder Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. Consistent with prior disclosures made by EnLink Midstream and the Issuer, the Reporting Persons are evaluating a range of potential reorganization transactions involving EnLink Midstream, the Issuer and their subsidiaries, including, among other things, potential reorganization transactions to streamline and simplify the organizational structures of EnLink Midstream and the Issuer, improve their equity and debt cost of capital and facilitate financing of growth opportunities. In addition, the Reporting Persons and their designees to the Board may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Units; sales or

CUSIP No. 29336U107	13D

acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies and unitholders, as applicable, or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.                           Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Common Units and percentage of Common Units beneficially owned by each of the Reporting Persons, as well as the number of Common Units as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 350,245,506 Common Units outstanding as of June 1, 2018:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Global Infrastructure Investors III, LLC	183,189,051	52.3%	0	183,189,051	0	183,189,051
Global Infrastructure GP III, L.P.	183,189,051	52.3%	0	183,189,051	0	183,189,051
GIP III Stetson Aggregator II, L.P.	183,189,051	52.3%	0	183,189,051	0	183,189,051
GIP III Stetson Aggregator I, L.P.	183,189,051	52.3%	0	183,189,051	0	183,189,051
GIP III Stetson GP, LLC	183,189,051	52.3%	0	183,189,051	0	183,189,051
GIP III Stetson I, L.P.	183,189,051	52.3%	0	183,189,051	0	183,189,051
EnLink Midstream Manager, LLC	88,528,451	25.3%	0	88,528,451	0	88,528,451
EnLink Midstream, LLC	88,528,451	25.3%	0	88,528,451	0	88,528,451
EnLink Midstream, Inc.	20,280,252	5.8%	0	20,280,252	0	20,280,252
Acacia Natural Gas Corp I, Inc.	68,248,199	19.5%	0	68,248,199	0	68,248,199

Acacia and EMI are the record holders of 68,248,199 and 20,280,252 Common Units, respectively. EnLink Midstream Manager is the managing member of EnLink Midstream, which is the sole shareholder of each of Acacia and EMI. As a result, each of EnLink Midstream Manager and EnLink Midstream may be deemed to share beneficial ownership of the Common Units held by Acacia and EMI.

CUSIP No. 29336U107	13D

Stetson I is the record holder of 94,660,600 Common Units. In addition, Stetson I is the sole member of EnLink Midstream Manager and may be deemed to share beneficial ownership of the Common Units beneficially owned by EnLink Midstream Manager.

Global Investors is the sole general partner of Global GP, which is the general partner of each of Aggregator I and Aggregator II, which are the managing members of Stetson GP, which is the general partner of Stetson I. As a result, Global Investors, Global GP, Aggregator I, Aggregator II and Stetson GP may be deemed to share beneficial ownership of the Common Units beneficially owned by Stetson I. Adebayo Ogunlesi, Jonathan Bram, William Brilliant, Matthew Harris, Michael McGhee, Rajaram Rao, William Woodburn, Salim Samaha and Robert O’Brien, as the voting members of the Investment Committee of Global Investors, may be deemed to share beneficial ownership of the Common Units beneficially owned by Global Investors. Such individuals expressly disclaim any such beneficial ownership.

(c)                                  Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Units.

(d)                                 None.

(e)                                  Not applicable.

Item 6.                            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 3 above summarizes certain provisions of the Credit Agreement and is incorporated herein by reference. Item 4 above summarizes certain provisions of the Purchase Agreement, GP LLC Agreement, Board Representation Agreement, Amended MLP LPA and Unitholder Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                                 Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.

2

Credit Agreement, dated as of July 18, 2018, among GIP III Stetson Holdings I, L.P. and GIP III Stetson Holdings II, L.P., as parents, GIP III Stetson I, L.P. and GIP III Stetson II, L.P., as borrowers, the lenders party thereto, Goldman Sachs Lending Partners LLC, as administrative agent, and Wilmington Trust, National Association, as collateral agent.

CUSIP No. 29336U107	13D

3

Purchase Agreement, dated June 5, 2018, by and among Devon Gas Services, L.P., Southwestern Gas Pipeline, L.L.C., EnLink Midstream Manager, LLC, acting solely in its individual capacity and not in its capacity as managing member of EnLink Midstream, LLC, GIP III Stetson I, L.P., GIP III Stetson II, L.P. and, solely for certain purposes described therein, Devon Energy Corporation (incorporated by reference to Exhibit 2.1 to the Devon Energy Corporation Current Report on Form 8-K filed on June 7, 2018).

4

Fourth Amended and Restated Limited Liability Company Agreement of EnLink Midstream GP, LLC, dated as of July 18, 2018 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on July 23, 2018).

5

Board Representation Agreement, dated as of January 7, 2016, by and among EnLink Midstream GP, LLC, EnLink Midstream Partners, LP, EnLink Midstream, Inc. and TPG VII Management, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 12, 2016).

6

Ninth Amended and Restated Agreement of Limited Partnership of EnLink Midstream Partners, LP, dated as of September 21, 2017 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on September 21, 2017).

7

Amendment No. 1 to Ninth Amended and Restated Agreement of Limited Partnership of EnLink Midstream Partners, LP, dated as of December 12, 2017 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on December 14, 2017).

8

Unitholder Agreement, dated as of March 7, 2014, by and among Devon Energy Corporation, GIP III Stetson I, L.P. (as successor-in-interest to Devon Gas Services, L.P. and Southwestern Gas Pipeline, Inc. pursuant to that certain Joinder Agreement, dated July 18, 2018), EnLink Midstream GP, LLC (formerly known as Crosstex Energy GP, LLC), and EnLink Midstream Partners, LP (formerly known as Crosstex Energy, L.P.) (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on March 11, 2014).

CUSIP No. 29336U107	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      July 30, 2018

GLOBAL INFRASTRUCTURE INVESTORS III, LLC

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Partner

GLOBAL INFRASTRUCTURE GP III, L.P.
By: Global Infrastructure Investors III, LLC, its general partner

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Partner

GIP III STETSON AGGREGATOR II, L.P.
By: Global Infrastructure GP III, L.P.
By: Global Infrastructure Investors III, LLC, its general partner

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Partner

CUSIP No. 29336U107	13D

GIP III STETSON AGGREGATOR I, L.P.
By: Global Infrastructure GP III, L.P.
By: Global Infrastructure Investors III, LLC, its general partner

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Partner

GIP III STETSON GP, LLC

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Manager

GIP III STETSON I, L.P.
By: GIP III Stetson GP, LLC, its general partner

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Manager

ENLINK MIDSTREAM MANAGER, LLC

By:	/s/ Michael J. Garberding
Name:	Michael J. Garberding
Title:	President and Chief Executive Officer

ENLINK MIDSTREAM, LLC
By: EnLink Midstream Manager, LLC, its managing member

By:	/s/ Michael J. Garberding
Name:	Michael J. Garberding
Title:	President and Chief Executive Officer

CUSIP No. 29336U107	13D

ENLINK MIDSTREAM, INC.

By:	/s/ Michael J. Garberding
Name:	Michael J. Garberding
Title:	President and Chief Executive Officer

ACACIA NATURAL GAS CORP I, INC.

By:	/s/ Michael J. Garberding
Name:	Michael J. Garberding
Title:	President and Chief Executive Officer

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of Global Infrastructure Investors III, LLC, EnLink Midstream Manager, LLC, EnLink Midstream, Inc. and Acacia Natural Gas Corp I, Inc., and the members of the Board of Managers of GIP III Stetson GP, LLC, are set forth below. Unless otherwise noted, the business address of each individual affiliated with Global Infrastructure Investors III, LLC is c/o Global Infrastructure Management, LLC, 1345 Avenue of the Americas, 30th Floor, New York, New York 10105 and the business address of each other individual is 1722 Routh Street, Suite 1300, Dallas, Texas 75201.

Global Infrastructure Investors III, LLC

Name	Present Principal Occupation or Employment	Citizenship
Adebayo Ogunlesi	Managing Partner / Founding Partner of Global Infrastructure Partners	United States
Joseph Blum	General Counsel and Chief Compliance Officer of Global Infrastructure Partners	United States
Jonathan Bram	Founding Partner of Global Infrastructure Partners	United States
William Brilliant	Partner of Global Infrastructure Partners	United States
Matthew Harris	Founding Partner of Global Infrastructure Partners	United States
Scott Hatton	Partner of Global Infrastructure Partners	United States
Michael McGhee	Founding Partner of Global Infrastructure Partners	United Kingdom
Gary Pritchard	Partner of Global Infrastructure Partners	United States
Rajaram Rao	Partner of Global Infrastructure Partners	United Kingdom
William Woodburn	Founding Partner of Global Infrastructure Partners	United States
Salim Samaha	Partner of Global Infrastructure Partners	United States
Robert Stewart	Partner of Global Infrastructure Partners	Australia
Mark Levitt	Chief Operating Officer of Global Infrastructure Partners	United States
Gregg Myers	Managing Director of Finance and Accounting of Global Infrastructure Partners	United States
Robert O’Brien	Chief Risk Officer of Global Infrastructure Partners	United States

GIP III Stetson GP, LLC

Name	Present Principal Occupation or Employment	Citizenship
Adebayo Ogunlesi	Managing Partner / Founding Partner of Global Infrastructure Partners	United States
Jonathan Bram	Founding Partner of Global Infrastructure Partners	United States
William Brilliant	Partner of Global Infrastructure Partners	United States
Matthew Harris	Founding Partner of Global Infrastructure Partners	United States
Mark Levitt	Chief Operating Officer of Global Infrastructure Partners	United States

EnLink Midstream Manager, LLC

Name	Present Principal Occupation or Employment	Citizenship
Barry E. Davis	Director and Executive Chairman of EnLink Midstream Manager, LLC	United States
Michael J. Garberding	President and Chief Executive Officer and Director of EnLink Midstream Manager, LLC	United States
Eric D. Batchelder	Executive Vice President and Chief Financial Officer of EnLink Midstream Manager, LLC	United States
Benjamin D. Lamb	Executive Vice President and Chief Operating Officer of EnLink Midstream Manager, LLC	United States
Alaina K. Brooks	Executive Vice President, Chief Legal and Administrative Officer, and Secretary of EnLink Midstream Manager, LLC	United States
McMillan (Mac) Hummel	Executive Vice President / Business Unit President of EnLink Midstream Manager, LLC	United States
William Brilliant	Partner of Global Infrastructure Partners	United States
Matthew Harris	Founding Partner of Global Infrastructure Partners	United States
William Woodburn	Founding Partner of Global Infrastructure Partners	United States
James C. Crain*	Investor	United States
Leldon E. Echols	Director of Trinity Industries, Inc. and Holly Frontier Corporation	United States
Rolf A. Gafvert*	Director of EnLink Midstream Manager, LLC	United States

* The business address of this individual is 300 Crescent Court, Suite 900, Dallas, Texas 75201

EnLink Midstream, Inc.

Name	Present Principal Occupation or Employment	Citizenship
Barry E. Davis	Director and Executive Chairman of EnLink Midstream Manager, LLC	United States
Michael J. Garberding	President and Chief Executive Officer of EnLink Midstream Manager, LLC	United States
Eric D. Batchelder	Executive Vice President and Chief Financial Officer of EnLink Midstream Manager, LLC	United States
Benjamin D. Lamb	Executive Vice President and Chief Operating Officer of EnLink Midstream Manager, LLC	United States
Alaina K. Brooks	Executive Vice President, Chief Legal and Administrative Officer, and Secretary of EnLink Midstream Manager, LLC	United States
McMillan (Mac) Hummel	Executive Vice President / Business Unit President of EnLink Midstream Manager, LLC	United States

Acacia Natural Gas Corp I, Inc.

Name	Present Principal Occupation or Employment	Citizenship
Barry E. Davis	Director and Executive Chairman of EnLink Midstream Manager, LLC	United States
Michael J. Garberding	President and Chief Executive Officer of EnLink Midstream Manager, LLC	United States
Eric D. Batchelder	Executive Vice President and Chief Financial Officer of EnLink Midstream Manager, LLC	United States
Benjamin D. Lamb	Executive Vice President and Chief Operating Officer of EnLink Midstream Manager, LLC	United States
Alaina K. Brooks	Executive Vice President, Chief Legal and Administrative Officer, and Secretary of EnLink Midstream Manager, LLC	United States
McMillan (Mac) Hummel	Executive Vice President / Business Unit President of EnLink Midstream Manager, LLC	United States